SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair, Boeing complete purchase agreement for 175 737-800s

When finalized, deal will allow Ryanair to grow traffic to more than 100 million passengers per annum, and create more than 3,000 new jobs across the airline

Ryanair, Europe's only ultra-low-cost carrier (ULCC), today (19 Mar) signed an agreement with the Boeing Company to purchase 175 new Next Generation 737-800 airplanes.  When finalised, the deal will be worth nearly $15.6 billion at current list prices, and will allow Ryanair to grow its airline to more than 400 airplanes, serving more than 100 million passengers per year across Europe by the end of the delivery stream in 2018.

The agreement was signed by Ryanair CEO Michael O'Leary and Boeing Commercial Airplanes President CEO Ray Conner in New York (19 Mar). Upon approval by Ryanair's shareholders, the purchase will become Boeing's largest deal to date in 2013 and will be the largest ever aircraft order from a European airline. It will sustain thousands of skilled manufacturing jobs in Boeing and its supplier companies and will represent the largest ever capital investment by an Irish company in U.S. manufacturing and U.S. jobs.

These Boeing airplanes will create more than 3,000 new jobs for pilots, cabin crew and engineers at Ryanair's growing number of aircraft bases across Europe. Approximately 75 of these new aircraft will replace some of Ryanair's existing fleet of 305 Boeing 737s, but the remainder will drive new growth of  Ryanair's fleet of young, highly efficient airplanes. These airplanes will allow Ryanair to grow its low-cost airline service by about 5 percent per annum over the next several years, taking Ryanair's traffic to over 100 million passengers by March 2019.

As Ryanair continues to plan its future as Europe's low-cost airline leader, it continues to evaluate the benefits of Boeing's 737 MAX aircraft which enters service in 2017.

Announcing the order, Ryanair CEO, Michael O'Leary, said:

    "Ryanair is pleased to sign this agreement with Boeing to purchase 175 new 737-800 jets, which will expand our fleet to over 400 units, creating over 3,000 new jobs for pilots, cabin crew and engineers, while allowing us to grow our low-cost airline service by about 5 percent per annum over the next several years and take our traffic to 100 million passengers by March 2019.

    Ryanair is proud to buy Boeing, who have always made great aircraft and the 737-800 has been the cornerstone of Ryanair's success due to its great engineering and phenomenal reliability.  These 175 new airplanes will enable us to lower cost and airfares even further, thereby widening Ryanair's cost and price leadership over other airlines in Europe. They provide Ryanair with the additional capacity to exploit substantial growth opportunities that currently exist as many of Europe's flag carrier and smaller airlines are restructuring and reducing their short-haul operations.

    Ryanair has the largest fleet of Boeing airplanes in Europe, and today's order will enable Ryanair to expand and grow by offering more competition, lower prices, and better choice across the continent of Europe. Ryanair is proud to be investing in high-quality US manufacturing and jobs."

Boeing Commercial Airplanes President and CEO, Ray Conner, said:

    "This purchase agreement is an amazing testament to the value that the Next Generation 737 brings to Ryanair. We are pleased that the Next-Generation 737, as the most efficient, most reliable large single-aisle airplane flying today, has been and will continue to be the cornerstone of the Ryanair fleet. Our partnership with this great European low-cost carrier is of the utmost importance to everyone at The Boeing Company and I could not be more proud to see it extended for years to come."

ENDS.

Media Notice

Ryanair CEO, Michael O'Leary, and Boeing Commercial Airplanes President and CEO, Ray Conner, will hold a joint press conference at the Starlight Roof, Waldorf Astoria, 301 Park Avenue at 10:15am (NYC). Contact Kate Bergman for more details (001 216 662 4963).

Photos to follow

For further information       Howard Millar                              Joe Carmody
please contact:                    Ryanair Holdings plc                   Edelman
www.ryanair.com               Tel: 353-1-8121212                    Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

The agreement with Boeing constitutes a Class 1 transaction for the purposes of the Listing Rules of the Irish Stock Exchange and, as such, requires the prior approval of Company shareholders. Accordingly, a circular in relation to the transaction will be dispatched to shareholders in due course to convene an extraordinary general meeting to seek shareholder approval.  The consideration under the agreement will be in the form of cash.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 March, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary